BJ Services Company LLC
May 4, 2010
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	BJ Services Company LLC (the “Registrant”) Request for Withdrawal Registration Statement on Form S-3 (File No. 333-159876) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BJ Services Company LLC (as successor registrant to BJ Services Company) (“BJ Services”), hereby requests that the above-captioned Registration Statement be withdrawn, effective as of the date hereof or as soon thereafter as practicable. BJ Services is withdrawing the Registration Statement because, on August 30, 2009, BJ Services entered into that certain Agreement and Plan of Merger, dated as of August 30, 2009, by and among Baker Hughes Incorporated, BJ Services (formerly BSA Acquisition LLC) and BJ Services Company, pursuant to which BJ Services Company merged with and into BJ Services, with BJ Services surviving the merger.
     BJ Services represents that no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, BJ Services respectfully requests that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (713) 439-8472, with a copy to Christine B. LaFollette of Akin Gump Strauss Hauer & Feld LLP, BJ Services’s outside legal counsel, via facsimile at (713) 236-0822.

United States Securities and Exchange Commission
May 4, 2010

Very truly yours,
/s/ John A. O’Donnell
John A. O’Donnell
President BJ Services Company LLC
cc:	Alan R. Crain, Baker Hughes Incorporated Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP